Exhibit 99.3

Parataxis Holdings Investor Presentation Transcript – August 6, 2025

Disclaimer

Welcome to today’s presentation announcing the business combination of Parataxis Holdings and SilverBox Corp IV. There is an investor presentation that was publicly filed by SilverBox Corp IV with the SEC that will accompany today’s discussion. Please refer to that as a guide for today’s presentation. In particular, investors are urged to read the disclaimers at the beginning of the investor presentation.

During this presentation, the parties will be making some forward-looking statements regarding future events and results. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. The information discussed today is qualified in its entirety by the Current Report Form 8-K that has been filed by SilverBox Corp IV and may be accessed on the SEC’s website, including the exhibits thereto. Investors are urged to read the Form 8-K carefully because it contains information about the proposed business combination.

Please note that today’s presentation is not an offering of securities or a solicitation of a proxy, consent or authorization or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise.

And now, I would like to introduce Joe Reece, Founding Partner of SilverBox Corp IV

Please go ahead.

Joe Reece

Hello and welcome. My name is Joe Reece, I am one of the Founding Partners of SilverBox Capital and we are the sponsor of SilverBox Corp IV. I am excited to kick off this presentation. And I would like to thank you for taking the time to learn about what we at SilverBox believe is one of the most compelling investment opportunities in the digital asset and public markets landscape.

At SilverBox, we’ve reviewed hundreds of business models and management teams across sectors, including many potential opportunities in the alternative asset management sector. What we’re presenting today—our partnership with Parataxis Holdings—is truly unique. Let me be perfectly clear: This is not another “Bitcoin Treasury Trade.”

First of all, our long term investors have heard me say this repeatedly: we at SilverBox do not do “trades” – we look for compelling investment opportunities to invest in durable and sustainable companies. This is about bringing the next evolution of an asset management platform to the public markets. It was purpose-built as a response to the convergence of institutional capital and digital assets.

It’s a platform that combines permanent capital, institutional-grade execution, and jurisdictional advantages to create a NAV-accretive structure at scale. And most importantly, it’s led by a team of experienced professionals who grew up in the TradFi world, with a track record in generating alpha and managing assets for institutional investors and allocators in the digital world. They are operators with the right backgrounds, the right discipline, and most importantly, the right judgment to navigate this space not only effectively, but responsibly.

Parataxis Holdings Investor Presentation Transcript – August 6, 2025

Let me tell you why I and we are excited about Ed Chin and the team that Ed’s built at Parataxis. First, Ed is a Wharton-educated, former investment banker trained at places like Credit Suisse, where we actually overlapped for several years, Ed is also a Korean-American who served in the United States Army, and someone who’s built deep, trust-based relationships across U.S. and Korean markets. That combination—deep financial experience, operational maturity, and cultural fluency—in our experience, is rare. And in the case of this strategy, it’s not just valuable, it’s essential.

The platform you’re about to hear about is anchored by three distinct pillars:

•	One, a direct Bitcoin exposure through balance sheet allocation and capital raise proceeds;

•	Two, a repeatable Bitcoin yield-generation strategy based on extensive funds management experience and executed with institutional grade rigor and risk controls; and

•	Three, the ability to leverage a publicly listed vehicle to pursue special situation investment opportunities, starting with this initial deal in South Korea to create the first-of-its-kind BTC treasury strategy in a market that has incredibly attractive structural dynamics for value creation.

That initial deal in South Korea – Bridge Biotherapeutics, to be renamed Parataxis Korea shortly – which Ed will talk more about in this presentation - was announced in June and the stock price has increased significantly, serving as a validation for our thesis that South Korea is an attractive market to create and grow a BTC vehicle.

Let me take a moment to frame the transaction itself on page 6 of our presentation.

Through this business combination, we’re bringing Parataxis Holdings public via SilverBox Corp IV. As of this announcement, we have raised over $30 million of committed capital in equity, which will be immediately available to invest in BTC. With up to an incremental $209 million of cash in trust and a $400 million standby equity purchase facility, we are targeting up to approximately $640 million of gross proceeds to capitalize Parataxis Holdings as it executes its strategy. We also intend to raise more capital, potentially between now and the actual closing of this business combination and also potentially at the holding company level and at the Parataxis Korea level, although we can’t make any specific promises. Much will be determined based on market appetite and our willingness to accept more capital.

If you’ve been waiting for an institutional-grade, scalable, Bitcoin public equity story with real alpha generation — this is it.

Now, I’d like to hand this over to my partner Ed Chin to walk you through the opportunity.

Ed Chin

Thanks, Joe.

I’m Ed Chin, Founder and CEO of Parataxis Holdings. I want to take a few minutes to ground you in what we’re building, why we believe it matters, and why now is the moment to do it.

My own background spans traditional finance and public service. Before I started my TradFi career at Lehman Brothers, I served in the US Army and was stationed in South Korea while also continuing my education as a Fulbright Scholar at a local Korean university. After spending some time as an investment banker including a number of years specifically in the digital asset sector, I co-founded Parataxis Capital Management, or PCM, in 2019 based on a strong conviction that the digital asset sector would grow to become a large alternative asset class, but also understanding that institutional investors looking to gain exposure to the asset class would want to do so in a risk-managed way.

Parataxis Holdings Investor Presentation Transcript – August 6, 2025

And that’s what PCM has built over the last six years – PCM was one of the first digital asset native investment managers to receive an allocation from US public pension funds and now has over $100 million in AUM. Given our ongoing dialogue with institutional allocators, deep understanding of how digital asset markets behave, and the ability to see where the next opportunities are forming, we believe that this opportunity is a natural extension of what PCM has been doing – that is, continuing to help institutional investors gain access to the digital asset space with real operational discipline, and a strong risk management overlay.

What we are presenting to you today is not a quick response to a recently announced deal. We have been laying the groundwork for more than a year and what we are aiming to build is something that is durable and what we hope will be leading the charge of institutionalizing the digital asset sector.

At Parataxis Holdings, we are building an asset management platform designed for where the market is headed. Having Bitcoin on balance sheet and deploying a BTC treasury strategy is table stakes.

What we are doing is much more than simply buying Bitcoin and holding it on the books in the hope that the price goes up. Instead, we are building a platform.

There are similarities to what we are doing with companies like Strategy and Metaplanet, which have been highly successful. But more than those examples, our business is an evolution of that model. Where Metaplanet was a BTC-only play built on top of a hotel business, we’re building an asset management platform. Where others are only focused on HODLing, we’re aiming to generate real BTC-on-BTC yield. While the broader market is largely reliant on sentiment and upward price action, we’re creating structural NAV and AUM growth.

We’ve also demonstrated proof of concept in our first Korean transaction.

The reason we can do this is because of our team: deeply experienced in TradFi, proven in digital asset markets, and operationally mature enough to navigate this as fiduciaries.

I’d like to highlight the backgrounds of two of my partners who’ve been critical to building this platform with me over the last several years.

Andrew Kim is a portfolio manager at PCM and incoming CEO of Parataxis Korea. We met over 12 years ago, while working at Credit Suisse. Since then and prior to joining us at PCM, Andrew spent time working at Ares, where he worked on complex financings across credit and equity and also worked as an investor for a family office. He’s fluent in both the language and market structure in Korea and has been instrumental in sourcing and executing our first transaction there, which is why he is going to transition as the CEO of Parataxis Korea.

Thejas Nalval, or TJ, is my co-founder and Chief Investment Officer at PCM. He began his career at Goldman Sachs on the program trading desk and has managed various multi-strategy digital asset hedge funds for several years. He oversees all of our yield strategies and portfolio risk, and designed the Bitcoin-on-Bitcoin yield engine that sits at the heart of our treasury model.

Parataxis Holdings Investor Presentation Transcript – August 6, 2025

Together, we’ve built and managed a platform that combines institutional discipline with digital asset native execution. We’ve navigated through multiple market cycles without compromising investor capital, counterparties, or controls.

Finally, I want to say a word about our partners at SilverBox.

From day one, Joe and the SilverBox team have understood exactly what we’re trying to build — not just a Bitcoin vehicle, but a public platform for institutional-grade digital asset exposure and alpha generation. They bring deep expertise in capital markets, public company governance, and long-term value creation. What makes this partnership work is that we’re aligned not just on economics, but on values. We both believe that the next generation of digital asset platforms must operate with real transparency, credibility, and institutional operational risk management.

Now that you’ve seen who’s behind the strategy, let’s look at how we’re applying it — starting with Korea, on slide 8.

This page captures the three pillars of our strategy — and how we’re executing them in ways we believe are unmatched in the public markets today.

First, Parataxis Korea. We believe Korea represents the next frontier for listed BTC and other digital asset exposure. We’re not just taking a passive stake — we’re acquiring a control position in a listed vehicle, injecting capital to purchase BTC, and driving re-ratings through real balance sheet transformation. The market has already responded. Our first Korean transaction was announced recently, and the stock price is now up significantly compared to our investment basis. That’s a clear proof point on our ability to execute in Korea and the receptivity that the market has to our strategy.

Second, our enhanced BTC treasury yield generation strategy. Most public BTC treasuries stop at accumulation. We go further. We apply a disciplined, options-based yield program that we’ve been running for years inside our funds. We are targeting a modest level of BTC yield annually, without taking directional views on the market or introducing risk through counterparty complexity. This allows us to compound our BTC position organically over time —we believe that kind of real BTC-on-BTC yield should be the defining metric for institutional treasury strategies going forward and we expect to deliver investors with a market leading metric relying on active execution of market neutral investment strategies, not solely capital raising or other financing activities.

Third, special situation investments. We’re not limited to Korea or even to BTC. We have a track record of being able to capitalize on digital asset market dislocations and source proprietary investment opportunities. With our permanent capital base, public listing and the ability to create fund vehicles, we believe we will be well positioned to continue to source and execute attractive proprietary digital asset investment opportunities with high upside convexity into the future.

Each of these three legs — Parataxis Korea, organic BTC yield generation, and special situations — work independently, but together they reinforce our singular goal as an asset manager: that is to deliver best-in-class NAV-accretive growth with institutional discipline and repeatable execution.

Let’s walk through the structure of our platform and how value flows through it on the next slide, slide 9.

Parataxis Holdings Investor Presentation Transcript – August 6, 2025

At the center is Parataxis Holdings, which is the entity that will merge with SilverBox IV and will be the publicly listed entity in the U.S. Parataxis Holdings will own Bitcoin directly on its balance sheet and captures exposure to our fund vehicles and operating partnerships. It’s a top-level entity through which public investors access the entire strategy.

We have taken our highly attractive Parataxis Korea strategy from Parataxis Capital Management, our affiliated asset management business, and contributed it to Parataxis Holdings. We also maintain a right of first refusal to acquire PCM. We believe there is a strong rationale for PCM and Parataxis Holdings to be under common ownership, but for a number of reasons, the primary one being speed to market, we have elected to pursue the go-public transaction and the related capital raise specifically at the Parataxis Holdings level with an initial focus on Parataxis Korea. In the meantime, PCM will be an important strategic and operational partner – with Parataxis Holdings having full access to PCM’s multi-strategy investment processes and operational risk management platform through an operational services agreement.

Below that, we have Parataxis Korea— this is what Bridge Biotherapeutics, a listed company in Korea will be renamed once that transaction is closed . We’ll walk through the specifics of that transaction in detail later in the presentation. Parataxis Korea will be investing in Bitcoin – so at Parataxis Holdings there are effectively two different layers of Bitcoin exposure – the first is domestic, at the corporate level at Parataxis Holdings, and the second is via our exposure in Parataxis Korea.

Finally, we expect to grow into special situation investments and new market entries over time — all managed and executed by the same centralized platform. These could be other publicly-listed vehicles or opportunistic investments that arise from market dislocations where we can leverage our relationships and expertise.

This structure gives us the flexibility to scale, the control to manage risk, and the institutional alignment to create long-term value.

Next, I’ll give some background on the PCM relationship — and why our experience at PCM makes us ideally positioned to execute on this strategy.

TJ and I founded PCM in 2019 with one goal: to bring institutional discipline to the digital asset markets. That meant building an investment platform from the ground up that would meet the standards of the largest and most sophisticated investors globally — public pensions, endowments, foundations and fund-of-funds — not just retail traders or crypto VCs.

Our team comes from traditional finance and we’ve married that with deep, battle-tested experience executing digital asset investment strategies for institutional allocators. We’ve managed capital through bull markets, drawdowns, exchange collapses, and periods of regulatory transition, without any counterparty failures or operational breaches. Our investment strategies and operational setup have been scrutinized by institutional allocators over the past 6 years and underwritten over that time period with large allocations of long-term capital.

Everything that we’ve developed — our custody framework, our treasury model, our internal compliance and controls — is what now powers Parataxis Holdings.

Parataxis Holdings Investor Presentation Transcript – August 6, 2025

And this isn’t just a service provider relationship. PCM is economically aligned with shareholders. Our principals are long-term equity owners in Parataxis Holdings. That alignment is intentional. We want the people driving execution to be thinking about equity value — not just fund performance or management fees.

What we’ve built at PCM is rare in digital asset investment management. And now, it becomes the engine behind a public platform.

Let’s take a look at how we put that to work in our BTC treasury strategy.

What you’re looking at here is what we call the BTC Treasury Flywheel 2.0 — and this is a core differentiator of the Parataxis platform.

Here’s the idea: holding Bitcoin passively on your balance sheet is one thing. It gives you directional exposure. But what if you could grow that position — not by raising more capital, not by taking on leverage, but by generating organic returns on investment capital rather than simply having exposure to an underlying asset?

That’s what we do. And tying it back to the three pillars we mentioned earlier, we intend to generate returns by 1) Parataxis Korea, which includes both appreciation through direct, principal exposure as well as asset management fees, 2) generating BTC on BTC yield through the employment of low-vol, market-neutral strategies, , and 3) special situations investments.

We believe these 3 drivers will generate value in two different ways. One, the actual return on our invested capital. That increases NAV. Two, the returns generated on our capital base should put us in a position to be valued at a premium to NAV.

On the left, the “Flywheel 1.0” largely only works to the extent that market sentiment supports a premium to NAV for a basic HODL strategy.

On the right, we have multiple, independent levers through which we can generate value, even if the underlying price of BTC remains constant.

On the left, if the premium to NAV environment dissipates, the flywheel stops.

On the right, our ability to generate value does not dissipate should the market backdrop change. Our flywheel keeps going. The key metric that has emerged for BTC Treasury platforms is “BTC Yield", which measures the growth in Bitcoin holdings as a ratio to fully diluted shares outstanding. By having multiple levers to drive value creation at our disposal, we believe the platform can deliver performance through market cycles.

That is why we are different.

But what’s critical is that this is done with institutional control. We don’t lend out our Bitcoin. We have ISDAs in place with best-in-class counterparties to minimize counterparty risk. We manage this with custody, compliance, and execution discipline at every level.

Now let’s dive deeper into what we are doing in Korea, which is a big part of our differentiation and a key driver of uncorrelated value.

Parataxis Holdings Investor Presentation Transcript – August 6, 2025

Let’s start by taking a closer look at the execution of our BTC treasury strategy in the Korean market— the launch of Parataxis Korea.

In June, we announced a Korean 25 billion won, or roughly $20 million US, investment into Bridge Biotherapeutics — a KOSDAQ-listed company. The first part of the transaction closed on June 30th which was the initial purchase of primary shares. In a few weeks, there will be a formal shareholder vote to approve changes to the Board and management that will give us full control of the company to apply our institutional approach to executing a BTC treasury strategy.

Post-closing, the company will be renamed Parataxis Korea, and it will be our listed BTC vehicle in South Korea. More importantly, Parataxis Korea will be the first institutionally-backed listed BTC vehicle in a market that does not have a regulated alternative product for investors to gain exposure to digital assets.

The capital was structured through two sources:

•	Approximately $16 million from our dedicated Korea Fund I, raised from outside LPs, from which Parataxis Holdings has indirect economic exposure to given the 15% carry that would accrue to Parataxis Holdings

•	And $4 million directly from Parataxis Holdings’ balance sheet

And the market’s response? It was swift and extremely positive: the stock price is up significantly, emphatically validating our thesis that the Korean retail and institutional market is hungry for this type of exposure — and more importantly, they believe in the credibility of our structure and execution plan.

But what’s important to stress here is: this was not easy.

Korea has a complex regulatory landscape and a unique cultural trading dynamic. Acquiring control of the right listed company, completing robust due diligence, aligning shareholder interests, clearing with the KRX, and getting capital in-market through cross-border legal and FX channels required a deep understanding of the local market, relationships across the proper legal, regulatory and financial channels, and utmost discipline in terms of execution.

This wasn’t a press release. It was a deal — negotiated, diligence over time, and thoughtfully capitalized to maximize value creation for our investors.

For the next slide, we will walk through why Korea is such a compelling place to execute our strategy.

First, the data is unambiguous: by volume, crypto is already the dominant asset class in Korea. If you look at the chart on the top, you’ll see that crypto trading volumes in KRW have consistently exceeded trading volumes on the Korean equity market. That’s not a projection — that’s the current reality.

In the middle and bottom of the page, you’ll see that Korea is one of the most active markets for global digital asset trading, as the Korean Won pair is one of the most heavily traded globally, even surpassing the US dollar pair.

Parataxis Holdings Investor Presentation Transcript – August 6, 2025

These charts paint a very clear picture: retail investors in Korea are already deeply engaged with digital assets and there is strong demand for digital asset exposure. At the same time, there are very few pathways institutional investors have to gain exposure.

There’s no spot BTC ETF. There are no alternative proxies for getting exposure to BTC in listed form, like we have in the US through publicly traded miners. There are local digital asset exchanges through which one can purchase BTC but as in the US, public equities offer an easier path for investors to gain exposure through existing investment rails through brokerage accounts and wealth management platforms. In other words, what we are doing is meeting proven demand with a product – a publicly listed reference BTC vehicle.

On to the next page on slide 15, there are a lot of firms talking about the idea of bringing a BTC treasury strategy to international public markets. But when you get into the mechanics, the number of teams that can actually replicate what we’ve done here shrinks dramatically.

Let me walk you through why:

First, market access. I’ve developed and nurtured relationships in Korea over the past 20 years, having spent several years stationed there as a US Army Officer and working there as a Fulbright Scholar. Those relationships have been very important in helping us navigate and execute in the Korean market as a trusted partner. We’ve spent the last 12 months building our sourcing relationships in Korea — working directly with local investment banks, law firms, and listed company insiders. That’s not something you can spin up overnight. Our team speaks the language, understands the regulatory nuance, and has built trust in a market where foreign investors are often viewed cautiously.

Second, diligence and structuring. We didn’t just announce a letter of intent with the first available listed shell. We ran a full diligence process to select Bridge Biotherapeutics and then to fully understand the business. We brought in leading Korean law firm Shin & Kim as local legal counsel, Deloitte to lead financial diligence, and structured the transaction to deliver real control — not just minority equity. That includes board seats, cash control, and clearly defined governance rights. And we got it done under Korean disclosure rules and capital markets scrutiny.

Third, timing and execution readiness. We weren’t opportunistic. We were early. We began this process before Metaplanet ever broke out. And we didn’t wait for regulation to become convenient — we built in compliance from day one. We now have the first-mover advantage — and a working template that we can deploy faster than anyone else.

And lastly, operational integrity. This is not a fly-in team trying to play an arbitrage. We’re an operator-led platform with an established track record in managing institutional capital and highly specialized operational risk management procedures applied to a nascent and complex asset class. We know how to underwrite risk, manage compliance, and scale responsibly.

This isn’t just a good idea. It’s a good idea that we’ve actually done — in a market that rewards execution and institutional credibility. Let’s go to the next page.

Let’s talk about Metaplanet — and how it frames the opportunity we’ve executed against in Korea.

Parataxis Holdings Investor Presentation Transcript – August 6, 2025

Metaplanet, as many of you know, is a Japanese-listed company that pivoted into a Bitcoin balance sheet strategy in 2024. And the results have been stunning:

•	The stock has appreciated more than 70x since the announcement

•	Market cap has grown by over 32,000%

•	And today, Metaplanet holds more than 8,800 BTC — the largest BTC balance sheet in Asia

They proved that in the right structure, with the right retail market dynamic, Bitcoin can become a strategic balance sheet asset that drives massive equity rerating. That’s the playbook.

But here’s the key point: we’re not just copying that model — we’ve learned from it and we’re improving it.

Where Metaplanet started as a passive BTC holder, we’re going a step further. We’ve taken majority control of our listed vehicle. We’ve embedded clear governance, and we’re layering in a BTC-on-BTC yield strategy that compounds treasury value over time. That’s a fundamental enhancement — we’re not just holding BTC, we’re growing it organically.

On the next page, we will walk through our yield strategy.

Most Bitcoin treasury companies are focused on using leverage or hoping for a premium to NAV valuation to drive value. We are doing something different.

At Parataxis, we generate yield on our Bitcoin through a conservative, repeatable strategy that involves trading volatility.

Here’s how it works: we sell fully collateralized options — primarily covered calls and cash-secured puts — on our BTC holdings. With this strategy we believe we can generate an attractive level of BTC-denominated yield, and we believe we can do that with no leverage, no rehypothecation of our BTC holdings, and without taking counterparty risk by playing the funding trade through offshore, unregulated exchanges.

We manage all of this through 3rd-party, qualified custodians and independently administered infrastructure – that is processes and counterparties that we have been using and improving on over the last 6 years and through multiple market cycles. That matters because this is about more than just returns — it’s about trust, transparency and operational risk management.

What makes this strategy special is that it compounds our Bitcoin position without sacrificing directional exposure. That means every turn of the treasury cycle, we’re accumulating more BTC organically — not just hoping for price appreciation, but engineering growth internally.

On the previous page we described the engine — and this slide shows the impact.

On the left, you’ll see how our strategy impacts NAV accretion. The math here is illustrative, but you will note that as an example, we have the potential to generate approximately 3 times the yield generation of “passive” BTC treasury companies.

Parataxis Holdings Investor Presentation Transcript – August 6, 2025

This is before accounting for the potential value accretion from Parataxis Korea and other potential platform investments.

This is important because as you see on the right side, we show the link between return on assets and valuation multiples — something every financial investor understands. Companies that can sustainably generate higher returns on their assets tend to trade at higher price-to-book values.

And that’s what we are aiming to build – a strategic platform built to generate superior return on capital.

So to summarize where we are:

•	We’ve launched our first public vehicle in Korea, which has been met with proven investor demand in the market

•	We’ve activated a BTC treasury strategy that compounds value organically

•	With this deal we will have a publicly listed platform in the U.S. to potentially replicate what we’ve done in Korea

Between now and the closing of this transaction, we won’t be standing still. We expect to make continued progress on our Parataxis Korea strategy, and we will keep you updated as we execute our strategy and continue to build near term NAV for the benefit of our shareholders.

Now, I’ll hand it back to Joe to walk you through the deal structure and how investors can participate. Joe?

Thanks Ed. Let’s quickly walk through the transaction structure.

We’re raising equity through a combination of PIPE and SPAC trust proceeds. The pre-money valuation for Parataxis Holdings is $100 million at $10.00 per share.

The raise will support two primary use cases:

1.	BTC purchases on the corporate balance sheet

2.	General working capital to scale the platform

We’ve designed the structure to be one that is straightforward and creates strong alignment between founders, PIPE investors, and long-term shareholders.

The Equity Offering, which has been funded concurrently with the execution of the BCA, is funded at the Parataxis Holdings level, and will be converted into common equity of the combined business at a ratio of 1.3 to one. We are excited about securing capital from a group of high-quality institutional investors who are excited to join us in this journey with Parataxis.

In summary, post-close, and assuming no redemptions, we expect Parataxis Holdings to have:

•	$640 million in deployable capital

•	Significant BTC on balance sheet and

•	Economic exposure to our Korea platform, Parataxis Korea

Parataxis Holdings Investor Presentation Transcript – August 6, 2025

We’ve modeled NAV accretion across multiple scenarios — driven by BTC yield, Korea vehicle performance, and the premium to NAV dynamic. This capital structure is clean, flexible, and built to support scaling. We believe the investor reception for Parataxis Korea provides validation for our thesis, and we are excited to build on that momentum that we are seeing in the Korean market.

I would like to leave you with this:

Parataxis is not just a way to hold Bitcoin — it’s a way to own the future of digital asset capital formation and management. It combines BTC exposure, real BTC-on-BTC yield, and a controlling stake in what we think will become the leading BTC treasury company in South Korea, an underpenetrated market. All of it within an institutional, transparent, public company structure.

We firmly believe this is a ground floor opportunity to invest in a platform that can define the next decade of digital public markets — and we’re incredibly proud to be working with Ed and to be standing behind this investment opportunity.

I would like to thank you for your time and your potential interest in being our partner – and we look forward to what comes next. Thank you